Exhibit 99.1

MDJM LTD

MDJM LTD and Subsidiaries

Condensed Consolidated Balance Sheets

	June 30,	December 31,
	2023	2022
	(Unaudited)
Assets

Current Assets
Cash, cash equivalents, and restricted cash	$761,580	$1,433,158
Accounts receivable, net of allowance for CECL - trade receivable of $83,869 and $231,937, respectively	265,234	967,819
Prepaid expenses	37,281	26,721
Other receivables	55,885	64,023
Total Current Assets	1,119,980	2,491,721

Property and equipment, net	3,137,839	3,129,884

Other Assets
Deferred tax assets	—	11,121
VAT credit	28,996	2,349
Total Other Assets	28,996	13,470
Total Assets	$4,286,815	$5,635,075

Liabilities and Equity

Current Liabilities:
Accounts payable and accrued liabilities	$137,286	$313,086
VAT and other taxes payable	62	—
Deferred income	25,081	20,179
Short-term loans payable	—	372,679
Total Current Liabilities	162,429	705,944

Total Liabilities	162,429	705,944

Equity:
Ordinary shares: 50,000,000 shares authorized, par value: $0.001 per share, 11,675,216 shares issued and outstanding as of June 30, 2023 and December 31, 2022	11,675	11,675
Additional paid in capital	6,845,394	6,845,394
Statutory reserve	327,140	327,140
Retained earnings	(2,996,689)	(2,202,990)
Accumulated other comprehensive (loss) income	(63,134)	(52,088)
Total Shareholders' Equity	4,124,386	4,929,131
Total Liabilities and Equity	$4,286,815	$5,635,075

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MDJM LTD and Subsidiaries

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss

For the Six Months Ended June 30,

	2023	2022

Revenue	$39,966	$461,149

Operating Expenses:
Selling expenses	—	17,997
Payroll, payroll taxes, and others	327,162	1,090,230
Professional fees	373,921	342,424
Depreciation and amortization	38,690	12,804
Allowance for CECL - trade receivable, net	(139,370)	162,413
Other general and administrative	333,745	143,800
Total Operating Expenses	934,148	1,769,668

Loss from Operations	(894,182)	(1,308,519)

Other Income (Expenses):
Gain (loss) on sale of asset	(13)	13,934
Gain on foreign currency transactions	1,927	26,992
Interest expenses	(2,245)	(2,609)
Other income	111,885	6,601
Total Other Income	111,554	44,918

Loss Before Income Tax	(782,628)	(1,263,601)
Income tax	(11,071)	—
Net Loss	$(793,699)	$(1,263,601)

Net loss per ordinary share - basic and diluted	$(0.07)	$(0.11)

Weighted-average shares outstanding, basic and diluted	11,675,216	11,675,216
Comprehensive Income (Loss):
Net loss	$(793,699)	$(1,263,601)
Other comprehensive income (loss), net of tax:
Change in foreign currency translation adjustments	(11,046)	(65,320)
Total Other Comprehensive Loss	$(804,745)	$(1,328,921)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MDJM LTD and Subsidiaries

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity

For the Six Months Ended June 30, 2023 and 2022

						Accumulated
	Ordinary Shares				Retained	Other
	Number of	Amount of	Additional Paid in		Earnings	Comprehensive	Noncontrolling
For the Six Months Ended June 30, 2023	Ordinary Shares	Ordinary Shares	Capital	Statutory Reserve	(Deficits)	Income (Loss)	Interest	Total Equity
Balance - December 31, 2022	11,675,216	$11,675	$6,845,394	$327,140	$(2,202,990)	$(52,088)	$—	$4,929,131
Comprehensive income (loss):
Net loss	—	—	—	—	(793,699)	—	—	(793,699)
Other comprehensive income (loss), net of tax:
Change in foreign currency translation adjustment	—	—	—	—	—	(11,046)	—	(11,046)
Balance - June 30, 2023	11,675,216	$11,675	$6,845,394	$327,140	$(2,996,689)	$(63,134)	$—	$4,124,386

						Accumulated
	Ordinary Shares					Other
	Number of	Amount of	Additional Paid in		Retained	Comprehensive	Noncontrolling
For the Six Months Ended June 30, 2022	Ordinary Shares	Ordinary Shares	Capital	Statutory Reserve	Earnings	Income (Loss)	Interest	Total Equity
Balance - December 31, 2021	11,675,216	$11,675	$6,845,394	$327,140	$(282,791)	$62,903	$(6,905)	$6,957,416
Comprehensive income (loss):
Acquired noncontrolling interest	—	$—	$—	$—	$(7,048)	$143	$6,905	—
Net loss	—	—	—	—	(1,263,601)	—	—	(1,263,601)
Other comprehensive income (loss), net of tax:
Change in foreign currency translation adjustment	—	—	—	—	—	(65,320)		(65,320)
Balance - June 30, 2022	11,675,216	$11,675	6,845,394	$327,140	(1,553,440)	$(2,274)	—	$5,628,495

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MDJM LTD and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

For the Six Months Ended June 30,

	2023	2022

Cash Flows from Operating Activities:
Net loss	$(793,699)	$(1,263,601)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	38,690	12,804
Allowance for CECL - trade receivable, net	(139,370)	162,413
(Gain) loss on foreign currency transactions	(1,927)	(26,992)
Loss (gain) on sale of asset	13	(13,934)
Non cash interest expense (income)	7,900	14
Changes in deferred tax assets	11,071	—
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	822,240	712,438
Decrease (increase) in other receivables	2,551	5,698
Decrease (increase) in prepaid expense	(19,239)	92,828
(Decrease) increase in accounts payable and accrued expenses	(175,556)	(511,624)
(Decrease) increase in VAT and other tax payable	(24,795)	(100,955)
(Decrease) increase in deferred income	7,124	548
Net Cash Used in Operating Activities	(264,997)	(930,363)

Cash Flows from Investing Activities:
Purchase of fixture, furniture and equipment	(45,061)	—
Proceeds from disposal of assets	1,414	31,037
Purchase deposit paid	—	(194,791)
Loan repayment received	2,886	771
Net Cash Used in Investing Activities	(40,761)	(162,983)

Cash Flows from Financing Activities:
(Repayment to) proceeds from short term loans	(371,028)	381,233
Net Cash (Used in) Provided by Financing Activities	(371,028)	381,233
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	5,208	(2,354)

Net decrease in cash, cash equivalents and restricted cash	(671,578)	(714,467)
Cash, cash equivalents, and restricted cash - beginning of the period	1,433,158	5,744,078
Cash, cash equivalents, and restricted cash - end of the period	$761,580	$5,029,611

Cash and cash equivalents	$757,047	$4,516,882
Restricted foreign currency	4,533	512,729
Total cash, cash equivalents, and restricted cash	$761,580	$5,029,611

Supplemental Disclosure Cash Flow Information:
Cash paid for:
Interest	$1,108	$2,306
Income taxes	$—	$—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MDJM LTD AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Organization

MDJM LTD (the “Company” or “MDJM”) was incorporated on January 26, 2018, under the laws of the Cayman Islands as an exempted company under the name of MDJLEAD LTD. Effective on May 7, 2018, the Company changed its corporate name to MDJM LTD. The Company, through its subsidiaries in the United Kingdom (the “UK”), engages in the hospitality industry and owns and manages hotel and restaurant businesses in the UK. In 2022, the Company’s subsidiaries in the UK acquired two real estate properties located in the UK, which have been remodeled as hotels with restaurant facilities. Historically, the Company, through Mingdajiahe (Tianjin) Co., Ltd. (“Mingda Tianjin” or the “VIE,” formerly known as Tianjin Mingda Jiahe Real Estate Co., Ltd.), is principally engaged in providing end-to-end services in the life cycle of a residential real estate project, including primary real estate agency services in the People’s Republic of China (the “PRC”). The Company, its subsidiaries, and the VIE are also collectively referred to as the “Group.”

MDJCC Limited (“MDJM Hong Kong”) was incorporated on February 9, 2018 under the laws of Hong Kong. MDJM owns 100% of the equity interest in MDJM Hong Kong.

MD Local Global Limited (“MDJM UK”) was incorporated in the UK under the Companies Act 2006 as a private company on October 28, 2020, and it is registered in England and Wales. MDJM owns 100% of the equity interest in MDJM UK.

Mansions Catering and Hotel LTD (“Mansions,” formerly known as Mansions Estate Agent Ltd) was incorporated under the Companies Act 2006 as a limited company on June 15, 2021, to conduct residential property management and hospitality business. At the time of incorporation, MD UK held 51% of the ownership interest in Mansions, Ocean Tide Wealth Limited, a specialist mortgage broker in the UK held 41% of the ownership interest, and Mingzhe Zhang, an individual, held the remaining 8%. On May 20, 2022, MDJM UK acquired the 41% ownership interests from Ocean Tide Wealth Limited with a consideration of one British pound sterling. On May 20, 2022, MDJM UK acquired the 8% ownership interests from Mingzhe Zhang with a consideration of one British pound sterling. After the acquisition, MDJM UK holds 100% of the ownership interests in Mansions.

On January 14, 2022, Mingda Jiahe Development Investment Co., Ltd (“MD Japan”) was incorporated under Japanese laws. MDJM holds 100% of the equity interest in MD Japan. For the year ended December 31, 2022, MD Japan incurred professional fees of $24,084 relating to the entity establishment in Japan. MD Japan did not generate any revenue for the six months ended June 30, 2023, and the year ended December 31, 2022.

On February 16, 2022, MD Lokal Global GmbH (“MD German”) was incorporated under German laws. MDJM holds 100% of the equity interest in MD German. For the year ended December 31, 2022, MD German incurred professional fees of $41,236 relating to the entity establishment in Germany. MD German did not generate any revenue for the six months ended June 30, 2023, and the year ended December 31, 2022.

Beijing Mingda Jiahe Technology Development Co., Ltd. (“Mingda Beijing”), is a limited liability company established on March 9, 2018, under the laws of the PRC. Mingda Beijing is a wholly-foreign owned entity and 100% owned by MDJM Hong Kong.

Mingda Tianjin is a limited liability company established on September 25, 2002, under the laws of the PRC.

The following table lists the wholly-owned subsidiaries of the Company

	Date of	Place of	Percentage of
Name of the Company	Incorporation	Incorporation	Ownership
MDJM Hong Kong	February 9, 2018	Hong Kong	100%
MDJM UK	October 28, 2020	England and Wales	100%
Mansions	June 15, 2021	England and Wales	100%
MD Japan	January 14, 2022	Japan	100%
MD German	February 16, 2022	Germany	100%
Mingda Beijing	March 9, 2018	PRC	100%
Mingda Tianjin	September 25, 2002	PRC	VIE

VIE Arrangements

PRC regulations currently prohibit or restrict foreign ownership of companies that provide services in certain industries. To comply with these regulations, on April 28, 2018, Mingda Beijing entered into a series of contractual arrangements with Mingda Tianjin and shareholders of Mingda Tianjin (collectively, the “VIE Agreements”). Due to PRC legal restrictions on foreign ownership in the real estate sector, neither the Company nor its subsidiaries own any equity interest in Mingda Tianjin. Instead, for accounting purposes, the Company controls and receives the economic benefits of Mingda Tianjin’s business operation through the VIE Agreements, which enable the Company to consolidate the financial results of the VIE and its subsidiaries in the Company’s consolidated financial statements under the generally accepted accounting principles in the United States of America (“U.S. GAAP”).

Agreements that Transfer Economic Benefits of Mingda Tianjin

On April 28, 2018, Mingda Beijing entered into an “Exclusive Business Cooperation Agreement” (the “Business Agreement”) with Mingda Tianjin. Pursuant to the Business Agreement, Mingda Beijing will provide a series of consulting and technical support services to Mingda Tianjin and is entitled to receive 100% of Mingda Tianjin’s net income after deduction of required PRC statutory surplus reserve as a service fee. The service fee is paid annually or at any such time agreed by Mingda Beijing and Mingda Tianjin. The term of this Business Agreement is valid for 10 years upon execution of the agreement and may be extended or terminated prior to the expiration date at the will of Mingda Beijing. Unless expressly provided by the Business Agreement, without prior written consent of Mingda Beijing, Mingda Tianjin may not engage any third party to provide the services offered by Mingda Beijing under the Business Agreement.

Agreements that Enable the Company to Control and Receive the Economic Benefits of Mingda Tianjin’s Business Operation for Accounting Purposes

On April 28, 2018, each of the shareholders of Mingda Tianjin entered into an “Exclusive Call Option Agreement” (collectively, the “Option Agreements”) with Mingda Beijing. Pursuant to the Option Agreements, each of the shareholders of Mingda Tianjin granted an irrevocable and unconditional option to Mingda Beijing or its designees to acquire all or part of such shareholder’s equity interests in Mingda Tianjin at its sole discretion, to the extent as permitted by PRC laws and regulations then in effect. The consideration for such acquisition of all equity interests in Mingda Tianjin will be equal to the registered capital of Mingda Tianjin, and if PRC law requires the consideration to be greater than the registered capital, the consideration will be the minimum amount as permitted by PRC law. The Option Agreements are valid for 10 years upon execution of the Option Agreements and may be extended prior to the expiration date at will by Mingda Beijing.

On April 28, 2018, each of the shareholders of Mingda Tianjin also entered into an “Equity Pledge Agreement” (collectively, the “Pledge Agreements”) with Mingda Beijing. Pursuant to the Pledge Agreements, the shareholders pledged their respective equity interests in Mingda Tianjin to guarantee the performance of the obligations of the VIE. Mingda Beijing, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Pursuant to the Pledge Agreements, each of the shareholders of Mingda Tianjin cannot transfer, sell, pledge, dispose of, or otherwise create any new encumbrance on their respective equity interests in Mingda Tianjin without the prior written consent of Mingda Beijing. The equity pledge right will expire when the exclusive business cooperation between Mingda Beijing and Mingda Tianjin is terminated, and all service fees are paid. The equity pledges of Mingda Tianjin have been registered with the relevant local branch of the State Administration for Industry and Commerce.

Risks in Relation to the VIE Structure

The Company believes that the VIE Agreements are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the VIE Agreements and the interests of the shareholders of the VIE may diverge from those of the Company and that may potentially increase the risk that such shareholders would seek to act inconsistently with the contractual terms, for example by influencing the VIE not to pay the service fees when required to do so.

The Company’s ability to, for accounting purposes, control and receive the economic benefits of Mingda Tianjin’s business operation through the VIE Agreements, and to consolidate the financial results of the VIE and its subsidiaries in its consolidated financial statements, also depends on the power of attorney Mingda Beijing has to vote on all matters requiring shareholder approval in the VIE. The Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

In addition, if the VIE Agreements are found to be in violation of any existing PRC laws and regulations, the Company may be subject to fines or other actions. The Company does not believe such actions would result in the liquidation or dissolution of the Company, Mingda Beijing, or the VIE.

The Company, through its subsidiaries and the VIE Agreements, has (1) the power to direct the activities of the VIE that most significantly affect the entity’s economic performance and (2) the right to receive benefits from the VIE. Accordingly, the Company is the primary beneficiary of the VIE and has consolidated the financial results of the VIE.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These interim condensed consolidated financial statements are unaudited. In the opinion of management, all adjustments consisting of normal recurring accruals and disclosures necessary for a fair presentation of these interim condensed consolidated financial statements have been included. The results reported in the unaudited condensed consolidated financial statements for any interim periods are not necessarily indicative of the results that may be reported for the entire year.

The unaudited condensed consolidated financial statements have been prepared pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”). Certain information and note disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to those rules and regulations, although the Company believes that the disclosures made are adequate to make the information not misleading. These unaudited condensed consolidated financial statements and accompanying notes should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto included in the Company’s annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 24, 2023.

The condensed consolidated balance sheet as of December 31, 2022, included herein has been derived from the audited consolidated financial statements as of December 31, 2022, but does not include all disclosures required by U.S. GAAP.

The accompanying condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIE, and the branch offices of the VIE. All significant inter-company accounts and transactions have been eliminated on consolidation.

The Group evaluates each of its interests in private companies to determine whether or not the investee is a VIE and, if so, whether the Group is the primary beneficiary of such VIE. In determining whether the Group is the primary beneficiary, the Group considers if the Group (i) has the power to direct the activities that most significantly affect the economic performance of the VIE, and (ii) receives the economic benefits of the VIE that could be significant to the VIE. If deemed the primary beneficiary, the Group consolidates the VIE.

Mingda Tianjin has the following branch offices, which have been included in the accompanying consolidated financial statements:

Percentage
	Date of	Place of	of
Name of the Subsidiaries Owned by the VIE	Incorporation	Incorporation	Ownership
Mingdajiahe (Tianjin) Co., Ltd. Suzhou Branch	October 13, 2017	Suzhou, China	N/A
Mingdajiahe (Tianjin) Co., Ltd. Chengdu Branch	June 24, 2019	Chengdu, China	N/A

Mingdajiahe (Tianjin) Co., Ltd. Suzhou Branch was dissolved in October 2022. Consequently, a $240,431 loss on deconsolidation was recorded in the year ended December 31, 2022.

Mingda Tianjin included the following branch offices and/or subsidiaries in previous consolidated financial statements. These offices and subsidiaries were dissolved in 2021 and deconsolidated from the accompanying consolidated financial statements for the year ended December 31, 2021.

			Percentage
	Date of	Place of	of
Name of the Deconsolidated Subsidiaries Owned by the VIE	Incorporation	Incorporation	Ownership
Tianjin Mingdajiahe Real Estate Co., Ltd. Yangzhou Branch	October 18, 2017	Yangzhou, China	N/A
Xishe (Tianjin) Business Management Co., Ltd.	October 20, 2017	Tianjin, China	100%
Xishe (Tianjin) Culture and Media Co., Ltd.	July 25, 2018	Tianjin, China	100%
Xishe Xianglin (Tianjin) Business Operation & Management Co., Ltd.	March 9, 2018	Tianjin, China	51%

Use of Estimates

The preparation of these consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from such estimates. Significant accounting estimates reflected in the Group’s financial statements include useful lives and valuation of long-lived assets, allowance for doubtful accounts, assumptions related to the consolidation of entities in which the Group holds variable interests, and valuation allowance on deferred tax.

Fair Value of Financial Instruments

The Group follows the provisions of Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures (“ASC 820”). It clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1 - Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date;

Level 2 - Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data; and

Level 3 - Inputs are unobservable inputs that reflect the reporting entity’s assumptions on what assumptions the market participants would use to price the asset or liability based on the best available information.

The carrying amounts reported in the accompanying consolidated balance sheets for cash and cash equivalents, accounts receivable, other receivables, prepaid expenses, prepaid income tax, deferred tax assets, accounts payable and accrued liabilities, income tax payable, and other taxes payable approximate their fair value based on the short-term maturity of these instruments.

Cash, Cash Equivalents, and Restricted Cash

Cash and cash equivalents include cash on hand and all highly liquid investments with an original maturity of three months or less.

The Group maintains cash and cash equivalents with various commercial banks within the PRC and the UK. Cash in the PRC denominated in RMB may not be freely transferable out of the PRC because of exchange control regulations or other reasons. Such restricted cash amounted to $4,533 and $512,729 as of June 30, 2023 and 2022, respectively. The Group has not experienced any losses in the bank accounts and believes it is not exposed to any risks on its cash held in PRC and UK banks.

Property and Equipment, Net

Property and equipment are carried at cost, less accumulated depreciation. Costs include any incremental costs that are directly attributable to the construction or acquisition of the item of property and equipment. Maintenance and repairs are expensed as incurred, while major maintenance and remodeling costs are capitalized if they extend the useful life of the asset. Depreciation is computed using the straight-line method over the estimated useful lives.

When property and equipment are sold or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts, and any resulting gain or loss is recognized in the results of operations.

Classification	Estimated Useful Life
Buildings	50 years
Building fixtures and furniture	4 to 10 years
Office Equipment and Fixtures	3 to 5 years
Software	2 or 10 years
Vehicles	4 or 5 years

Revenue Recognition

The Group adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”). The Group determines revenue recognition through the following five steps: (i) identification of the contract, or contracts, with a customer, (ii) identification of the performance obligations in the contract, (iii) determination of the transaction price, (iv) allocation of the transaction price to the performance obligations in the contract; and (v) recognition of revenue when, or as, the Group satisfies a performance obligation.

Historically, the Group’s major revenue is generated by commission fees from selling real estate properties by the VIE. The VIE’s service contracts typically include the terms of parties, services to be provided, service covered period, details of service fee calculation, and terms or conditions when services are to be paid. The performance obligation of the VIE is clearly defined as to the sale of real properties specified in the contracts. The performance obligation is satisfied when at the point of closing of the sales contract with each property buyer is completed and when the developer receives the proceeds from the sales (cash and/or bank loans). The commission fee is determined based on the total value of the property sold multiplied by the commission rate agreed upon in the contracts. The commission rates vary among developers. The payment terms also vary with certain developers dividing the contracts into several phases and making payment when a phase has been completed. These variable considerations will not change the calculation of the commission fee. The transaction price is determined based on the commission rate and properties sold.

Commission revenue from property brokerage is recognized when: (i) the VIE has completed its performance obligation to sell properties per contract, (ii) the property developer and the buyer completed a property sales transaction and the developer received a full or partial amount of proceeds from the buyer or full payment from the banker if mortgaged, and (iii) the property developer granted confirmation to the VIE to issue an invoice per contract. The Group recognizes revenue net of value-added taxes (“VAT”).

The Group does not handle any monetary transactions nor act as an escrow intermediary between the developers and the buyers.

Certain sales contracts allow developers to withhold a certain percentage of the total commission for a certain period as a risk fund to cover potential damages caused by the sales activities of the VIE. In these circumstances, the Group’s operating performance obligations have not been fulfilled until the withholding period has passed. Since the amount being withheld is the risk of loss from the sales transaction, the Group records the amount withheld by developers as deferred income and will recognize the income when the withholding period has passed, and the amount withheld is confirmed by the developers.

The Group started engaging in the business of managing rental property via Mansions in August 2021. Mansions receives a one-time referral fee from tenants, based on a certain percentage of the total leased value of the lease agreement. The Group recognizes the revenue when: (i) the lease agreement is executed, and (ii) the tenant makes its first payment. Mansions also provides management services to tenants and collects service fees. Management service fees are recognized monthly. The prepayment of the monthly service fee is recorded as deferred income.

The Group started engaging in the hotel business via MDJM UK and Mansions in the UK in May 2023. The Group recognizes revenue from its hotel operations in accordance with ASC 606. Revenue is recognized when control of goods and services is transferred to the customer, which typically occurs at the point in time when the customer consumes or utilizes the services provided by the Group’s hotels. The Group’s revenue streams from hotel operations primarily consist of room sales, food and beverage services, event space rentals, and other ancillary services. Revenue recognition for these streams is as follows: revenue from room sales is recognized over the duration of the customer’s stay, as control of the lodging service is transferred to the customer during the stay. Revenue is allocated to each night’s stay based on the agreed-upon room rate. Revenue from food and beverage services is recognized at the point in time when the food and beverages are served to the customer. Revenue is based on the menu prices and is recognized as the customer consumes the items. Revenue from event space rentals is recognized at the point in time when the event space is made available to the customer for the event. Revenue is recognized based on the agreed-upon rental fee for the space. Revenue from other ancillary services, such as parking, and recreational facilities, is recognized at the point in time when the service is provided to the customer. The transaction price for each contract is determined based on the consideration agreed upon with the customer. If contracts include multiple performance obligations, the transaction price is allocated to each performance obligation based on their relative standalone selling prices. The Group periodically assesses its contracts to ensure that revenue recognition is consistent with the principles of ASC 606. Changes in estimates or adjustments to revenue recognition are recognized in the period in which the change in estimate or adjustment becomes known.

Segment

ASC 280 “Segment Reporting” required a public entity to report separately information about an operating segment that meets any of the following quantitative thresholds: (i) its reported revenue, including both sales to external customers and intersegment sales or transfers, is 10 percent or more of the combined revenue, internal and external, of all operating segments; (ii) the absolute amount of its reported profit or loss is 10 percent or more of the greater, in absolute amount, of either: 1. the combined reported profit of all operating segments that did not report a loss, and 2. the combined reported loss of all operating segments that did report a loss; and (iii) its assets are 10 percent or more of the combined assets of all operating segments. Operating segments that do not meet any of the quantitative thresholds may be considered reportable, and separately disclosed, if management believes that information about the segment would be useful to readers of the financial statements. A company’s operating segments are defined as components of the company that engage in business activities that generate revenue and incur expenses, and whose results are regularly reviewed by the company’s chief operating decision maker (“CODM”) in deciding how to allocate resources and assess performance.

The Group uses “the management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Group’s reportable segments.

Leases

ASC 842 requires the Group to determine whether a contract is a lease or contains a lease at the inception of the contract, considering all relevant facts and circumstances. A contract is a lease or contains a lease if the contract conveys the right to control the use of identified property, plant, or equipment for a period of time in exchange for consideration.

A lease is classified as a finance lease when the lease meets any of the following criteria: (i) the lease transfers ownership of the underlying asset to the lessee by the end of the lease term, (ii) the lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise, (iii) the lease term is for the major part of the remaining economic life of the underlying asset, (iv) the present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all (90% or more) of the fair value of the underlying asset, or (v) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. A lease not classified as a finance lease is classified as an operating lease.

A lessee should recognize in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. When measuring assets and liabilities arising from a lease, a lessee should include payments to be made in optional periods only if the lessee is reasonably certain to exercise its option to extend the lease or not exercise an option to terminate the lease. Similarly, optional payments to purchase the underlying asset should be included in the measurement of lease assets and lease liabilities only if the lessee is reasonably certain to exercise that purchase option.

The Group elected not to recognize the leases with terms of 12 months or less on the balance sheet. The Group typically only includes the initial lease term in its assessment of a lease arrangement. Options to extend a lease are not included in the Group’s assessment unless there is reasonable certainty that the Group will renew.

Business Tax and Value Added Tax (“VAT”)

The PRC government implemented a VAT reform pilot program, which replaced the business tax with VAT. Since May 2016, the changes from business tax to VAT have been expanded to all other service sectors which used to be subject to business tax. The VAT rate applicable to subsidiaries of the Company and the VIE is 6%. The Group accrues VAT payable when revenue is recognized.

The UK government will charge VAT on business services and commissions. The standard VAT rate is 20%. All income of UK subsidiaries will be subject to VAT. The Group accrues VAT payable when revenue is recognized.

Deferred Offering Costs

Deferred offering costs consist principally of all direct offering costs incurred by the Group, such as underwriting, legal, accounting, consulting, printing, and other registration related costs in connection with the initial public offering (“IPO”) of the Company’s ordinary shares. Such costs are deferred until the closing of the offering, at which time the deferred costs are offset against the offering proceeds. In the event the offering is unsuccessful or aborted, the costs will be expensed.

Marketing and Advertising Expenses

Marketing and advertising expenses consist primarily of marketing planning fees and advertisements expenses used for targeted sales. The Group expenses all marketing and advertising costs as incurred and records these costs within “Selling expenses” on the consolidated statements of operations when incurred. The Group did not incur such expenses for the six months ended June 30, 2023 and 2022.

Income Taxes

The Group’s operation in China is governed by the income tax laws of the PRC. The Chinese Corporate Income Tax applies to all companies in China, both foreign owned and Chinese owned. It is levied on company profits at a rate of 25%.

The Group’s operation in the UK is governed by the income tax laws of the UK. The main rate of corporation tax is 25% for the fiscal year beginning April 1, 2023 (previously 19% in the fiscal year beginning April 1, 2022). In addition, from April 1, 2023, a 19% small profits rate of corporation tax was introduced for companies whose profits do not exceed GBP50,000.

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities, and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years when the reported amounts of the asset or liability are expected to be recovered or settled, respectively. Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The Group only recognizes tax liabilities related to uncertain tax positions when such positions are more likely than not of being sustained upon examination. For such positions, the Group recognizes the largest amount of tax liabilities that is more than fifty percent likely of being sustained upon the ultimate settlement of such uncertain position. There were no such tax liabilities recognized in the accompanying consolidated financial statements. The Group records interest and penalties as a component of income tax expense. There were no such interest and penalties for the six months ended June 30, 2023 and 2022.

Non-Controlling Interest

Non-controlling interest is classified as a separate line item in the equity section and disclosures in the Company’s consolidated financial statements have distinguished the interest of the Company from the interest of the non-controlling interest holder. Mansions was 49% owned by two unrelated parties as of December 31, 2021. On May 20, 2022, the Company acquired the 49% equity interests owned by the two unrelated parties.

Per Share Amounts

The Company computes per share amounts in accordance with ASC Topic 260 “Earnings per Share” (EPS), which requires presentation of basic and diluted EPS. Basic EPS is computed by dividing the net income (loss) available to holders of ordinary shares by the weighted-average number of ordinary shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares or resulted in the issuance of ordinary shares that then shared in the earnings of the Company, if any. This is computed by dividing net earnings by the combination of dilutive ordinary share equivalents.

The Company had a total of 126,082 underwriter’s warrants outstanding as of June 30, 2023 and December 31, 2022. The underwriter’s warrants are exercisable at a price of $6.25. As of June 30, 2023 and 2022, the Company’s closing share price was $1.80 and $2.29, respectively, which had no dilutive impact. In addition, the Company incurred net losses for the six months ended June 30, 2023 and 2022, and all potentially dilutive securities are excluded from the computation of diluted shares outstanding, as they would have had an anti-dilutive impact. The underwriter’s warrants will expire on November 13, 2023.

	June 30,	June 30,
	2023	2022
Numerator for earnings per share:
Net loss attributable to the Company's ordinary shareholders	$(793,699)	$(1,263,601)
Denominator for basic and diluted earnings per share:
Basic and weighted average ordinary shares	11,675,216	11,675,216
Per share amount
Per share - basic and diluted	$(0.07)	$(0.11)

Comprehensive Income

The Group follows ASC 220-10, “Reporting Comprehensive Income,” which requires the reporting of comprehensive income in addition to net income. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of information that historically has not been recognized in the calculation of net income. Comprehensive income generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to shareholders.

Foreign Currency Translation

The Group follows ASC 220-10, “Reporting Comprehensive Income,” which requires the reporting of comprehensive income in addition to net income. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of information that historically has not been recognized in the calculation of net income. Comprehensive income generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to shareholders.

	June 30,	June 30,	December 31,
1 US$ = RMB	2023	2022	2022
At end of the period - RMB	7.2688	6.7030	6.8987
Average rate for the period ended - RMB	6.9294	6.4816	6.7347

1 US$ = GBP
At end of the period - GBP	0.7899	0.8262	0.8315
Average rate for the period ended - GBP	0.8109	0.7713	0.8121

The financial records of certain subsidiaries and the VIE are maintained in local currencies other than the U.S. dollar, such as RMB in the PRC and GBP in the UK, which are their functional currencies. Transactions denominated in currencies other than the functional currency are recorded at the rates of exchange prevailing when the transactions occur. Transaction gains and losses are recognized in the condensed consolidated statements of operations and comprehensive income (loss). There were $1,927 and $26,992 transaction gains recorded for the six months ended June 30, 2023 and 2022, respectively.

Concentration Risk

The Group’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environment in the PRC, and by the general state of the economy of the PRC. The Group’s operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in North America. The Group’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things. Financial instruments which potentially subject the Group to concentrations of credit risk consist principally of cash and trade accounts receivable. All of the Group’s cash in the PRC is maintained with state-owned banks within the PRC. Per PRC regulations, the maximum insured bank deposit amount is approximately $69,000 (RMB500,000 at the June 30, 2023 exchange rate) for each depositor. The Group’s total unprotected cash in the PRC banks amounted to approximately $0 and $553,000, as of June 30, 2023 and 2022, respectively. The Group has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash in bank accounts.

The Company’s subsidiaries in the UK have bank accounts in the UK. Customer deposits held by banks, building societies, and credit unions (including in Northern Ireland) in UK establishments that are authorized by the Prudential Regulation Authority are protected by the Financial Services Compensation Scheme up to GBP85,000, which was approximately $108,000 (translated at the June 30, 2023 exchange rate). The Group’s total unprotected cash in banks amounted to approximately $580,000 and $4,179,000, as of June 30, 2023 and 2022, respectively. The Group has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash in bank accounts.

Deconsolidation

In accordance with ASC 810-40, deconsolidation of a subsidiary occurs when: (a) some or all of the ownership interests of the subsidiary are sold resulting in the loss of a controlling financial interest; (b) a contractual agreement granting control of the subsidiary expires; (c) the subsidiary issues its shares to outsiders reducing the parent’s ownership interest resulting in the loss of a controlling financial interest; or (d) the subsidiary becomes subject to the control of a government, court, administrator or regulator.

The parent should recognize a gain or loss measured as the difference between: (a) the aggregate of: (i) the fair value of any consideration received, (ii) the fair value of any retained non-controlling interest, and (iii) the carrying amount of any non-controlling interest at the date the subsidiary is deconsolidated; and (b) the carrying amount of the subsidiary’s assets and liabilities.

A subsidiary should be deconsolidated from the date a controlling financial interest is lost and should also consider the equity components included in the non-controlling interest and the amounts previously recognized in accumulated other comprehensive income (loss), i.e., the foreign currency translation adjustment.

Recently Adopted Accounting Pronouncements

In December 2019, the FASB issued Accounting Standards Update 2019-12-Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This ASU summarizes the FASB’s recently issued Accounting Standards Update (ASU) No. 2019-12, simplifying the Accounting for Income Taxes. The ASU enhances and simplifies various aspects of the income tax accounting guidance in ASC 740. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The adoption of this ASU had no material impact on the Group’s condensed consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019, excluding entities eligible to be smaller reporting company. For all other entities, the requirements are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. ASU 2016-13 has been amended by ASU 2019-04, ASU 2019-05, and ASU 2019-11. For entities that have not yet adopted ASU No. 2016-13, the effective dates and transition methodology for ASU 2019-04, ASU 2019-05, and ASU 2019-11 are the same as the effective dates and transition methodology in ASU 2016-13. The Group adopted this standard for the year beginning January 1, 2023. The adoption of this standard had no material impact on the Group’s condensed consolidated financial statements.

Recently Issued Accounting Pronouncements

The Group considers the applicability and impact of all ASUs. The ASUs not listed below were assessed and determined to be either not applicable or are expected to have minimal impact on the Group’s consolidated financial position and/or results of operations.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows, or disclosures.

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable are primarily agent service fee receivable due from the real estate developers and are recognized and carried at the amount billed to a customer, net of allowance for expected loss from doubtful accounts.

As of June 30, 2023 and December 31, 2022, accounts receivable consisted of the following:

	June 30,	December 31,
	2023	2022
Accounts receivable	$349,103	$1,199,756
Allowance for CECL	(83,869)	(231,937)
Accounts receivable, net	$265,234	$967,819

The current expected credit loss (“CECL”) model requires measurement of the expected credit loss even if that risk of loss is remote. Management believes that historical collection information is a reasonable basis on which to determine expected credit losses because the composition of the accounts receivable at the reporting date is consistent with that used in developing the historical credit-loss percentages. That is, the similar risk characteristics of the customers and their payment practices have not changed significantly over time. However, the foreseeable economic conditions will have a significant impact on the Group’s collectability of the accounts receivable. The Management believes that the daily treasury bill rate of the U.S. Treasury is a useful indicator to reflect the future cost of the credit and the trend of economic at the time of reporting. The Group combined daily treasury bill rate and the Group’s historical loss rate to determine the rates of expected estimated credit losses. The accounts receivable sharing similar risk characteristics be pooled when the CECL is calculated. Following CECL rates were used to calculate current expected credit losses:

Age of accounts receivable	Current	31-60 days	61-90 days	91-180 days	181-365 days	Over 365 days
Historical loss rate	0.00%	0.00%	0.00%	0.00%	5.00%	20.00%
Adjustment	0.44%	0.89%	1.33%	1.37%	2.74%	5.42%
CECL rate	0.44%	0.89%	1.33%	1.37%	7.74%	25.42%

Major Customers

For the six months ended June 30, 2023, the Group had two major customers. The revenue from these two customers accounted for approximately 23% and 15% of the Group’s total revenue, respectively. There were no accounts receivable from these two customers as of June 30, 2023.

For the six months ended June 30, 2022, the Group had one major customer (project), Ge Diao Ping Yuan. Revenue from this customer accounted for approximately 82% of the Group’s total revenue. The accounts receivable from this customer (project) was $226,829 as of June 30, 2022.

NOTE 4 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	June 30,	December 31,
	2023	2022
Land and buildings	$2,972,256	$2,972,256
Building fixtures, facilities and furniture	169,295	128,448
Machinery and equipment	31,424	35,160
Software	—	17,413
Auto	41,089	39,033
Total Assets	3,214,064	3,192,310
Less accumulated depreciation	(76,225)	(62,426)
Net Assets	$3,137,839	$3,129,884

For the six months ended June 30, 2023 and 2022, depreciation expenses were $38,690 and $12,804, respectively.

NOTE 5 – INCOME TAX AND DEFERRED TAX ASSETS

The Group has no presence in the United States and does not conduct business in the United States, so no United States income tax is imposed upon the Group.

MDJM was incorporated under the laws of the Cayman Islands. Under the current laws of the Cayman Islands, the Company and its subsidiaries are not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

MDJM Hong Kong was incorporated under the laws of Hong Kong and is subject to the uniform tax rate of 16.5%. Under Hong Kong tax law, it is exempted from the Hong Kong income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on the remittance of dividends. MDJM Hong Kong did not have significant activities in Hong Kong during the six months ended June 30, 2023 and 2022.

MDJM UK and Mansions were incorporated in the UK. A UK company is subject to UK corporation tax on its income profits and capital profits. The main rate of corporation tax is 25% for the fiscal year beginning April 1, 2023 (previously 19% in the fiscal year beginning April 1, 2022). In addition, from April 1, 2023, a 19% small profits rate of corporation tax was introduced for companies whose profits do not exceed GBP 50,000.

Historically, the Company, through its Chinese subsidiary, Mingda Beijing, and the VIE, is principally engaged in business in the PRC and is subject to a standard tax rate of 25%. At the beginning of 2019, the China State Administration of Taxation issued an income tax abatement policy to small businesses with taxable income less than RMB3 million, a number of employees less than 300, and total assets less than RMB50 million for the tax periods from January 1, 2019 to December 31, 2021. According to the tax abatement policy, the income tax rate was reduced to 5% for small businesses with taxable income less than RMB1 million, and the income tax rate was reduced to 10% for small businesses with taxable income from RMB1 million to RMB3 million. In 2022, a new tax abatement policy was issued. From January 1, 2022 to December 31, 2022, the income tax rate was 2.5% for small businesses with taxable income under RMB1 million; and from January 1, 2022 to December 31, 2024, income tax rate will be 5% for small businesses with taxable income between RMB1 million to RMB3 million. Mingda Beijing and Mingda Tianjin are qualified to receive the above tax abatement.

The Group adopted ASC 740-10-25 Accounting for Uncertainty in Income Taxes and such adoption did not have any material impact on the accompanying consolidated financial statements. Tax regulations are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. All tax positions taken, or expected to be taken, continue to be more likely than not ultimately settled at the full amount claimed. The Group’s tax filings are subject to the PRC tax bureau’s examination for a period up to five years. The Group is not currently under any examination by the PRC tax bureau.

Deferred income tax assets are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be reversed or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of comprehensive income in the period of the enactment of the change.

As of June 30, 2023, the Group had net operating losses of approximately $4,250,000 carried forward in the PRC operation and net operating losses of approximately $457,000 carried forward in the UK operation. The management believes these losses are more likely than not to be used to offset future operating income, and, therefore, the full amount of valuation is provided.

Significant components of the Group’s deferred tax assets consisted of accounts receivable, net, and valuation allowance. The deferred tax assets were $0 and $11,121 as of June 30, 2023 and December 31, 2022, respectively. Significant components of the Group’s deferred tax assets consisted of the following:

	June 30,	December 31,
Deferred tax items	2023	2022
Accounts receivable, net	$—	$17,602
Net operating loss - UK	—	—
Valuation allowance	—	(6,481)
Deferred tax assets, net	$—	$11,121

The provision for income tax for the six months ended June 30, 2023 and 2022 was as follows:

	June 30,	June 30,
	2023	2022
Current	$—	$—
Deferred tax adjustment	(11,071)	—
Total income tax	$(11,071)	$—

Reconciliation of the statutory income tax rate and the Group’s effective income tax rate for the six months ended June 30, 2023 and 2022, respectively, were as follows:

	June 30,	June 30,
China	2023	2022
Hong Kong statutory income tax rate	16.50%	16.50%
Valuation allowance recognized with respect to the loss in Hong Kong Company	(16.50)%	(16.50)%
PRC statutory income tax rate	25.00%	25.00%
Valuation allowance recognized with respect to the loss in PRC Company	(25.00)%	(25.00)%
Effect of valuation and deferred tax adjustments	(2.52)%	0.00%
Effective rate	(2.52)%	0.00%

United Kingdom
UK statutory income tax rate	19.00%	19.00%
Valuation allowance recognized with respect to the loss in UK	(19.00)%	(19.00)%
Effect of valuation and deferred tax adjustments	0.00%	0.00%
Effective rate	0.00%	0.00%

Aggregate undistributed earnings of the Company’s subsidiaries, the VIE, and the VIE’s subsidiaries located in the PRC that were available for distribution on June 30, 2023 and December 31, 2022 are considered to be indefinitely reinvested and accordingly; no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to any entity within the Group that is outside of the PRC. The Company does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. It intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. As June 30, 2023, the Company had not declared any dividends.

As of June 30, 2023, the Group had no significant uncertain tax positions that qualified for either recognition or disclosure in the financial statements. As of June 30, 2023, income tax returns for the tax years ended December 31, 2018 through December 31, 2022 remained open for statutory examination by PRC tax authorities.

The uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities. Based on the outcome of any future examinations, or as a result of the expiration of statute of limitations for specific jurisdictions, it is reasonably possible that the related unrecognized tax benefits for tax positions taken regarding previously filed tax returns, might materially change from those recorded as liabilities for uncertain tax positions in the Company’s condensed consolidated financial statements as of June 30, 2023. In addition, the outcome of these examinations may impact the valuation of certain deferred tax assets (such as net operating losses) in future periods. The Group’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits, if any, as a component of income tax expense. The Group does not anticipate any significant increases or decreases in its liability for unrecognized tax benefit within the next 12 months.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100,000 (approximately $14,000) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is 10 years. There is no statute of limitations in the case of tax evasion.

The tax authority of the PRC government conducts periodic and tax filing reviews on business enterprises operating in the PRC after those enterprises complete their relevant tax filings. Therefore, the Company’s PRC entities’ tax filings results are subject to change. It is therefore uncertain as to whether the PRC tax authority may take different views about the Company’s PRC entities’ tax filings, which may lead to additional tax liabilities.

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The management evaluated the Group’s tax positions and concluded that no provision for uncertainty in income taxes was necessary as of June 2023 and December 31, 2022.

NOTE 6 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consisted of the following as of June 30, 2023 and December 31, 2022:

	June 30,	December 31,
	2023	2022
Payroll and social security payable	$53,221	$42,805
Bonus payable	18,636	109,829
Other payables and accrued liabilities	65,429	160,452
Total Accounts Payable and Accrued Liabilities	$137,286	$313,086

NOTE 7 - LEASES

On January 1, 2023, Mansions signed a lease agreement with MDJM UK to rent the “Fernie Castle,” a property owned by MDJM UK, as the site of a hotel. The rent is $231,042 (182,500 pound sterling), VAT exclusive, per annum. The rent is paid monthly on the 25th day of the month. Mansions is responsible for its operation expenses, building maintenance, and repair of the property rented. The lease has no definite termination date but can be terminated by either party by submitting a one-month notice in advance without penalty. When the lease is terminated, the rented property should be returned to MDJM UK. Inter-company rent income of $109,735 and the corresponding expenses are eliminated in the accompanying condensed consolidated financial statements.

On January 1, 2023, Mansions signed a lease agreement with MDJM UK to rent the “Robin Hill,” a property owned by MDJM UK, as the site of a hotel. The rent is $191,163 (151,000 pound sterling), VAT exclusive, per annum. The rent is paid monthly on the 25th day of the month. Mansions is responsible for its operation expenses, building maintenance, and repair of the property rented. The lease has no definite termination date but can be terminated without penalty by either party by submitting a one-month notice in advance. When the lease is terminated, the rented property should be returned to MDJM UK. Inter-company rental income of $90,794 and the corresponding expenses are eliminated in the accompanying condensed consolidated financial statements.

Mansions and MDJM UK are related companies under common control. ASC 842 requires entities to determine whether a related-party arrangement between entities under common control is a lease on the basis of the legally enforceable terms and conditions of the arrangement. The accounting for a lease depends on the enforceable rights and obligations of each party as a result of the contract. A lease is no longer considered enforceable when either party (i.e., lessee or lessor) can terminate the lease without permission from the other party and with no more than an insignificant penalty (ASC 842-10-55-23). The management believes that lease agreements between Mansions and MDJM UK is not legally enforceable, since both Mansions and MDJM UK are under common control, and the lease can be terminated at any time with the needs of business without any penalty. Therefore, the Group did not apply the ASC 842 lessee and lessor accounting to the leases between the Mansions and the MDJM UK.

The Group leases temporary office spaces used for ongoing projects based on its needs. These leases are normally with terms of 12 months or less, and an option of renewing. Due to the temporary nature of these office spaces, the Group typically only includes the initial lease term in its assessment of a lease arrangement. Options to extend a lease are not included in the Group’s assessment unless there is reasonable certainty that the Group will renew the lease. The Group elects not to recognize on the balance sheet leases with terms of 12 months or less. The lease expenses recognized for such leases are on a straight-line basis over the lease terms. Such operating lease expenses amounted to $538 and $0 for the six months ended June 30, 2023 and 2022, respectively.

NOTE 8 – SHORT-TERM LOANS

On May 13, 2021, Mingda Tianjin entered into a small business line of credit agreement (the “LOC”) for a maximum amount of $137,574 (RMB1,000,000) credit line from China Construction Bank (“CCB”) with an interest rate of 4.2525% from May 13, 2021 to May 13, 2022. The LOC was used for short-term liquidity needs only. In May 2022, CCB agreed to extend the LOC from May 13, 2022 to August 13, 2022 with an interest rate of 4.20% per annum. In August 2022, CCB agreed to extend the LOC further from August 13, 2022 to November 13, 2022 with an interest rate of 3.95% per annum. On February 14, 2022, Mingda Tianjin borrowed $137,574 (RMB1,000,000) from CCB. The loan was repaid in full on March 1, 2023.

From March 18, 2022 to June 20, 2022, Mingda Tianjin borrowed a total of $216,129 (RMB1,571,000) from an unrelated individual as working capital. This individual loan was due by September 30, 2022 and was extended to December 31, 2022. The loan bore interest at 4.2525% per annum and was to be paid by the maturity date. The loan was repaid in full on March 8, 2023. On June 14, 2023, Mingda Tianjin borrowed $2,165 (RMB 15,000) and repaid it in full on June 16, 2023.

NOTE 9 – SHAREHOLDERS’ EQUITY

Ordinary Shares

The Company is authorized to issue up to 50,000,000 ordinary shares, par value $0.001 per share. There were 11,675,216 ordinary shares issued and outstanding as of June 30, 2023 and December 31, 2022.

Underwriter Warrants

Pursuant to the IPO Agreement (defined below), the Company agreed to grant the underwriter of its IPO, Network 1 Financial Securities, Inc., underwriter warrants equal to 10% of the total number of the Company’s ordinary shares being sold in the IPO, at the closing of the IPO. The underwriter’s warrants were non-exercisable for six months after the closing of the offering and will expire five years after the effective date of the registration statement. The underwriter’s warrants are exercisable at a price of $6.25, equal to 125% of $5, the public offering price in the IPO. The underwriter’s warrants are not redeemable. The underwriter’s warrants provide for cashless exercise and contain provisions for on demand registration of the sale of the underlying ordinary shares at the Company’s expense and unlimited “piggyback” registration rights for a period of five years after the closing of the IPO at the Company’s expense. The Company sold 1,241,459 and 19,361 ordinary shares at the closings of its IPO on December 26, 2018 and January 4, 2019, respectively. A total of 126,082 underwriter’s warrants were issued on January 4, 2019. The underwriter’s warrants will expire on November 13, 2023.

The underwriter’s warrants were valued at $1.51 per warrant using Black-Scholes Model. A risk-free rate of 4.35% per annum and volatility of 35% were used in the Black-Scholes Model calculation. The total value of underwriter’s warrants amounted to $190,384. The underwriter’s warrants were classified as equity and credit to the additional paid-in capital-underwriter cost account, which was offset by the same amount recorded as additional paid-in capital-underwriter cost.

Potential Share Offering

On March 6, 2023, the Company’s registration statement on Form F-3 (File No. 333-261347) was declared effective by the SEC. The Company may, from time to time, in one or more offerings, offer and sell up to $70,000,000 of its ordinary shares, preferred shares, debt securities, warrants, rights, and units, or any combination thereof. Pursuant to General Instruction I.B.5 of Form F-3, in no event will the Company sell its securities in a public primary offering with a value exceeding more than one-third of its public float in any 12-month period so long as its public float remains below $75 million.

NOTE 10 – NONCONTROLLING INTEREST

Noncontrolling interests are classified as a separate line item in the equity section and disclosures in the Group’s consolidated financial statements have distinguished the interest of the Group from the interest of the noncontrolling interest holder. Noncontrolling interest in 2021 represented 49% ownership interests of Mansions owned by two unrelated parties. Mansions commenced its business in the UK in August 2021. In May 2022, the Company acquired the 49% of ownership interests in Mansions owned by the two unrelated parties with a consideration of one dollar each. There was no noncontrolling interest as of June 30, 2023 and December 31, 2022.

NOTE 11 - STATUTORY RESERVE

Pursuant to the applicable PRC laws, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund.” Subject to certain cumulative limits, the statutory surplus reserve fund requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC at each year-end). The statutory surplus reserve fund is non-discretionary, other than during liquidation, and can be used to fund previous years’ losses, if any, and may be utilized for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholding or by increasing the par value of shares currently held by them, provided that the remaining statutory surplus reserve balance after such issuance is not less than 25% of the registered capital before the conversion.

The statutory reserve of Mingda Tianjin amounted to $327,140 as of June 30, 2023 and December 31, 2022.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

Country Risk

See “Note 2-Summary of Significant Accounting Policies-Concentration Risk.”

New Businesses and New Market Risk

Real estate agent income was a major income source of the Group in the PRC market since its inception. The Group’s real estate agent income declined by 89.71% in 2022, as compared to 2021, and declined 28.55% in 2021, as compared to 2020. The decline of real estate agent income was primarily attributed to the tightening policy on the real estate market adopted in recent years in the PRC and the negative impact of the COVID-19 pandemic. It is difficult to engage in a new real estate sales project in the PRC. While the Group has made efforts to develop new projects, it may not be able to recover to the level of 2022 in the future.

In response to the shrinking sales in the new residential housing market in the PRC, the Group is shifting its focus to the UK and other non-PRC markets. In August 2022, MDJM UK purchased “Fernie Castle,” a real property located in Scotland. The Group remodeled this property into a multi-functional cultural venue with functions for a fine dining restaurant, hotel, and wedding events. In December 2022, MDJM UK purchased a second real estate property located at Torquay England. The Group has remodeled this property and is operating it as a hotel with restaurant facilities. To operate these real properties, the Group needs to find experts and skilled workers in the UK local market and to obtain long-term financial support. There is no guarantee that these new businesses will be profitable in the short to medium term or that the Group will have sustainable financial sources to support such operations in the long term. In addition, the withdrawal of the UK from the European Union, the continuous increase in energy costs, the labor shortage in the UK, and the war in Ukraine are all expected to have negative impacts on the Group’s operations in the UK.

Legal Proceeding

Except for the following disclosure, the Group is currently not a party to any litigation of which, if determined adversely to the Group, would individually or in the aggregate be reasonably expected to have a material adverse effect on its business, operating results, cash flows, or financial condition.

The Group will file a civil complaint in local District’s court if there is a dispute on accounts receivable with customers. Historically, the Group has won the civil complaint and received the amounts awarded by court.

On February 17, 2022, Mingda Tianjin filed a civil complaint in Gusu District Court of Suzhou City, Jiangsu Province, alleging an unpaid service fee and breach of contract against Tianfang (Suzhou) Real Estate Co., Ltd. The claimed amount was the unpaid base of $40,136 (RMB291,742.17), plus a 0.1‰ per day breaching late fee. The case was settled and Mingda Tianjin received the full amount claimed on May 19, 2022.

On March 18, 2022, the Chengdu Branch Office of Mingda Tianjin filed a civil complaint in the People’s Court of Dujiangyan City, Sichuan Province, alleging breach of contract and unpaid service fee against Chengdu TEDA New City. The total claimed amount was $740,251 (RMB5,380,734). On July 15, 2022, the Court made a favorable judgment that Chengdu TEDA needed to pay the full amount claimed within five days. On July 29, 2022, Chengdu TEDA filed an appeal. On December 23, 2022, the Intermediate People’s Court of Chengdu City, Sichuan Province, made a final judgment, demanded that Chengdu TEDA pay RMB5,157,182 plus liquidated damages and interest to Mingda Tianjin in five days. Mingda Tianjin received the payment of $819,138 (RMB5,954,151) on February 27, 2023.

On January 9, 2023, the Chengdu Branch Office of Mingda Tianjin filed a civil complaint in the People’s Court of Dujiangyan City, Sichuan Province, alleging breach of contract and unpaid service fee against Chengdu TEDA New City. The total claimed amount is approximately $257,597 (RMB1,872,419). On March 24, 2023, the Court made a favorable judgment that Chengdu TEDA needed to pay the full amount claimed within 10 days. Mingda Tianjin has not received the fund yet and in the process of collection.

NOTE 13 – RELATED PARTY TRANSACTIONS

MDJM conducts real estate services business through Mingda Tianjin, a VIE that it controls through the VIE Agreements. The shareholders of Mingda Tianjin include MDJM’s principal shareholder, Mr. Siping Xu. The VIE Agreements provide MDJM (i) the power to control Mingda Tianjin, (ii) the exposure or rights to variable returns from its involvement with Mingda Tianjin, and (iii) the ability to affect those returns through use of its power over Mingda Tianjin to affect the amount of its returns.

On January 1, 2023, Mansions signed a lease agreement with MDJM UK to rent the “Fernie Castle,” a property owned by MDJM UK, as the site of a hotel. The rent is $231,042 (182,500 pound sterling), VAT exclusive, per annum. The rent is paid monthly on the 25th day of the month. Mansions is responsible for its operation expenses, building maintenance, and repair of the property rented. The lease has no definite termination date but can be terminated by either party by submitting a one-month notice in advance without penalty. When the lease is terminated, the rented property should be returned to MDJM UK. Inter-company rent income of $109,735 and the corresponding expenses are eliminated in the accompanying condensed consolidated financial statements.

On January 1, 2023, Mansions signed a lease agreement with MDJM UK to rent the “Robin Hill,” a property owned by MDJM UK, as the site of a hotel. The rent is $191,163 (151,000 pound sterling), VAT exclusive, per annum. The rent is paid monthly on the 25th day of the month. Mansions is responsible for its operation expenses, building maintenance, and repair of the property rented. The lease has no definite termination date but can be terminated by either party by submitting a one-month notice in advance without penalty. When the lease is terminated, the rented property should be returned to MDJM UK. Inter-company rent income of $90,794 and the corresponding expenses are eliminated in the accompanying condensed consolidated financial statements.

NOTE 14 – SEGMENT AND GEOGRAPHIC AREA INFORMATION

The Group’s major income source was real estate agent commissions before December 31, 2022. The revenue from real estate agent income accounted for 96% and 99% of the Group’s total consolidated revenue for the years ended December 31, 2022 and 2021, respectively. Geographically, revenue was primarily generated in the PRC market before December 31, 2022. The revenue generated in the PRC accounted for 96% and 100% of the Group’s total consolidated revenue for the years ended December 31, 2022 and 2021, respectively. The value of the Group’s assets located in the UK increased since 2021. The value of the assets located in the UK accounted for 79% and 37% of the Group’s total consolidated assets as of December 31, 2022 and 2021, respectively.

The Group’s major income source was the hotel business after December 31, 2022. The revenue from the hotel business accounted for 87% of the Group’s total consolidated revenue for the six months ended June 30, 2023. Geographically, revenue was primarily generated in the UK market after December 31, 2022. The revenue generated in the UK accounted for 96% of the Group’s total consolidated revenue for the six months ended June 30, 2023. The value of the Group’s assets located in the UK increased since 2021. The value of the assets located in the UK accounted for 91% of the Group’s total consolidated assets as of June 30, 2023.

	Six Months Ended		Year Ended		Year Ended
	June 30, 2023		December 31, 2022		December 31, 2021
Source of revenue	US$	%	US$	%	US$	%
Real estate agent income	1,709	4%	434,371	96%	4,408,018	99%
Rental management income	3,541	9%	16,263	4%	19,469	0%
Hotel income	34,716	87%	—	—	—	—
Other income	—	—	—	—	38,746	1%
Total Revenue	39,966	100%	450,634	100%	4,466,233	100%

Revenue by Geographic Region	US$	%	US$	%	US$	%
PRC	1,709	4%	434,371	96%	4,446,764	100%
UK	38,257	96%	16,263	4%	19,469	0
Total Revenue	39,966	100%	450,634	100%	4,466,233	100%

	As of June 30, 2023		As of December 31, 2022		As of December 31, 2021
Assets by Geographic Region	US$	%	US$	%	US$	%
PRC and Others	392,756	9%	1,202,347	21%	5,293,516	63%
UK	3,894,059	91%	4,432,728	79%	3,075,454	37%
Total Assets	4,286,815	100%	5,635,075	100%	8,368,970	100%

NOTE 15 – SUBSEQUENT EVENTS

On July 17, 2023, Mingda Tianjin filed a civil complaint in Heping District People’s Court, Tianjin City, alleging breach of contract against an individual for a receivable of $99,329 (RMB 722,000). On September 8, 2023, the court issued a civil mediation letter. In the letter, the individual agreed to pay $61,908 (RMB450,000) plus expenses of $1,365 (RMB9,919) to Mingda Tianjin, and Mingda Tianjin agreed to waive the remaining balance of $37,420 (RMB 272,000). On September 10, 2023, Mingda Tianjin received the payment of $63,273 (RMB459,919) and the case was closed.

On August 22, 2023, the Company incorporated a wholly-owned subsidiary in the UK under the name of Fernie Castile Culture Limited. Fernie Castle Culture Limited expects to engage in the management of the brand name of “Fernie” and developing “Fernie” brand name related products and services.